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                                                              Exhibit 99.(a)(11)

                                                     Release No. C-1818
                                                     Contacts:
                                                     Media - Greg Guest
                                                     (404) 652-4739
                                                     Robin Keegan
                                                     (404) 652-4713
                                                     Investors - Richard Perkins
                                                     (404) 652-4721

                                                                    June 6, 2003

[GEORGIA-PACIFIC LOGO]

                GEORGIA-PACIFIC ANNOUNCES SUCCESSFUL COMPLETION
                              OF EXCHANGE PROGRAM

         ATLANTA--Georgia-Pacific Corp. (NYSE: GP) today announced the successful completion of its exchange program for employee stock options and stock appreciation rights (SARs). The exchange program expired at midnight, June 4.

         Georgia-Pacific has accepted options to purchase approximately 9,080,000 shares of common stock, and granted approximately 3,360,000 restricted shares of common stock in exchange. In addition, Georgia-Pacific accepted approximately 3,280,000 SARs for exchange and granted approximately 2,640,000 replacement SARs in exchange. The grants of restricted stock and replacement SARs were effective June 5. Employees tendered approximately 86 percent of the options and SARs eligible to be exchanged under the program.

         The exchange program, approved by shareholders May 6, was open to eligible options and SARs held by certain employees. Georgia-Pacific's board of directors, chief executive officer, and 10 other members of its executive management team were not eligible to participate in the program.

         The terms and conditions of the exchange program are set forth in a Schedule TO on file with the Securities and Exchange Commission.

         Headquartered at Atlanta, Georgia-Pacific is one of the world's leading manufacturers of tissue, packaging, paper, building products, pulp and related chemicals. With 2002 annual sales of more than $23 billion, the company employs approximately 61,000 people at 400 locations in North America and Europe. Its familiar consumer tissue brands include Quilted Northern(R), Angel Soft(R), Brawny(R), Sparkle(R), Soft 'n Gentle(R), Mardi Gras(R), So-Dri(R), Green Forest(R) and Vanity Fair(R), as well as the Dixie(R) brand of disposable cups, plates and cutlery. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to lumber and building materials dealers and large do-it-yourself warehouse retailers. For more information, visit www.gp.com.


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